GREENSPRING FUND,
                                 INCORPORATED

                                 ANNUAL REPORT

                               DECEMBER 31, 1996





                    This report is authorized for distribution only to shareholders who have received a copy of the official Prospectus of the Greenspring Fund, Incorporated.

                                                   January 1997


               Dear Shareholder:

                    The Greenspring Fund had a very successful year in 1996,
               aided by a strong fourth quarter finish. On a total return basis, the Fund gained 22.7% for the year and 8.9% during the fourth quarter. We are pleased to report that 1996's performance was Greenspring Fund's strongest since its inception on July 1, 1983. Since then, the Fund, with its low-risk approach, has achieved an average annualized total return of 13.5%.

                    The primary reason for Greenspring Fund's successful
               performance during 1996 was the proliferation of solid gainers, combined with the absence of any significant disappointments. Much like a sports team that enjoys a successful season due to the less heralded contributions from each team member rather than relying upon the individual performance of a well-known, "marquee" player, almost every security in the Fund contributed positively to the year's performance. Continuing with another sports analogy, like a tennis match that is won, not so much by hitting "winners," but by playing consistently and minimizing unforced errors, the Greenspring Fund avoided making costly mistakes that would have significantly hindered its performance. The Fund attempts to reduce risk by investing only in areas that we understand well, and not venturing into alluring, but potentially risky, arenas.

                    In seeking its investment objective of steady, consistent
               performance, the Greenspring Fund utilized a balanced approach throughout the year, investing in both equities and fixed income securities. Performance of each asset class was strong, roughly 28% for equities and 19% for fixed income assets, on an unaudited basis. On a combined total-return basis, the Greenspring Fund's 22.7% return compared very well to funds with similar objectives, especially considering our below-average risk profile. According to Lipper Analytical Services, "Balanced" and "Growth and Income" funds rose 13.0% and 20.7%, respectively, during 1996.

                    As previously noted, the Fund's strong performance was more of a group effort than one based upon the contribution of any single, or even a handful of, securities. Nevertheless, it may be useful to highlight several of 1996's most significant holdings and to discuss some of the factors that contributed to their success or lack thereof. The only negative influence of significance was the performance of ATC Group Services. The three largest contributors to the Fund's performance during the year were US Industries, Griffon Corp., and Town & Country Trust.

                    ATC Group Services ("ATC" or the "Company"), declined from an average cost of $10.50 per share to $9.25 per share at the end of the year. ATC is a consulting and engineering company specializing in environmental and information technology services. For several years prior to 1996, its stock price had performed very well, as the Company experienced rapid growth in its revenues and earnings. Consequently, ATC was a darling of growth stock investors. During 1996, the Company made two large acquisitions, which, although successful, have required a considerable amount of management's time, slowing the pace of further acquisitions. As earnings estimates were adjusted downward, growth and "momentum" investors sold their ATC shares, causing substantial downward pressure on the stock.

                    In reflecting upon what has happened to ATC since our
               initial investment in September of 1996, we are left with the conclusion that, operationally, ATC has not fared as well as we had expected, but the shortfall versus our expectations has not been that severe. We misjudged the amount of time it would take to transform the investor profile of an ATC shareholder from a "growth stock" investor to a "value investor." Being hard-core value investors, we were surprised at the degree to which growth stock investors disposed of their disappointing investments. The selling has continued into this year and, as this letter is being written, ATC's stock is selling at $7.50 per share, even though the Company is on track to earn at least $.80 per share in the year ending February 1997 and should easily earn over $1.00 the following year. ATC has a strong balance sheet, shareholder-oriented management, and an acquisition strategy that, combined with its internal growth rate, should allow the company to grow at least 20% a year during the next several years. As the remaining growth/momentum investors exit the stock and other value investors become aware of the strong fundamentals, ATC's common stock should rebound significantly. Meanwhile, we benefit from being able to add to the Fund's position at lower prices, while also suffering from the frustration of being "too early" with our initial ATC purchases.

                    US Industries provided the largest contribution to
               Greenspring Fund's performance during 1996. US Industries' common stock was first purchased in June of 1995, just after it was spun-off from its previous corporate parent, Hanson plc. It was an amalgamation of Hanson's noncore businesses that were placed into a new company headed by a highly experienced and motivated management team. At the time of our purchase, US Industries was a relatively unknown company, and we felt the stock was undervalued compared to its breakup value and cash flow generating ability. Since our investment, the Company has sold several businesses, reduced debt considerably, and boosted its profile on Wall Street. As a result of the increased sponsorship in the investment community, and the positive developments at the

               Company, US Industries' common stock has performed very well, rising from just over $18 per share to $34 during 1996.

                    Griffon Corporation, the Fund's second largest contributor to performance during 1996, was originally purchased in May of 1994. It was, and still is, a good example of our "free cash flow" investments. Griffon is a small, multi-industry company that at times has had the enviable problem of having a surplus of cash at its disposal. As a result, the Company has historically repurchased its shares in an aggressive manner, either through Dutch tender offers or on the open market.
               Griffon has a strong balance sheet and a management team that has acted in the shareholders' best interests. The Company experienced strong earnings growth during 1996 and management is very optimistic about its prospects for the current year. These factors help to explain why Griffon's stock moved from $9 per share to $12.25 during the year.

                    Town and Country Trust was the third largest contributor to the Greenspring Fund's performance during 1996. The Fund initially invested in Town and Country in August of 1993. Its subsequent performance has been disappointing to us, although 1996's excellent showing helped to ease some of the past disappointment. During the year, Town and Country's fundamentals changed very little; however, investors bid its stock price up as they became increasingly comfortable with the Company's prospects. In combination with a very attractive $1.60 per share dividend, the capital appreciation in Town and Country's stock produced a very strong total return of almost
               25% during 1996.

                    We are very happy to be able to report on an excellent year in 1996. We are quick to recognize, however, that in the investment business those who rest on last year's laurels often get left behind the following year. Every day Greenspring Fund's shares are valued, new investors become shareholders, and the quest for performance begins anew. We look forward to facing the challenges that undoubtedly will confront investors in 1997.
               The Greenspring Fund will continue to strive to provide strong performance, while subjecting shareholders to below-average volatility and risk. We look forward to reporting on the Fund's progress as the year unfolds and wish each of our fellow shareholders a successful and healthy 1997.


                                   Respectfully,



                                   Charles vK. Carlson
                                   President

                           GREENSPRING FUND, INCORPORATED
                              PORTFOLIO OF INVESTMENTS
                                  DECEMBER 31, 1996


          COMMON STOCKS (63.40%)

                Shares                                           Value

                       Banking (11.90%)

                  500 *Avondale Financial Corp.             $      8,562
                  600 *Bank Plus                                   6,900
               31,000  BostonFed Bancorp, Inc.                   457,250
               49,400  Charter Financial, Inc.                   617,500
               18,000  Chase Manhattan Corp.                   1,606,500
               15,000 *Coast Savings Financial, Inc.             549,375
               25,000  Columbia Bancorp, Inc.                    531,250
               44,864  Crestar Financial Corp.                 3,336,760
               50,000 *Dime Bancorp, Inc.                        737,500
               34,000  GA Financial, Inc.                        514,250
               30,000 *Imperial Thrift & Loan                    450,000
               10,000  Mercantile Bankshares Corp.               320,000
               33,000 *PFF Bancorp, Inc.                         490,875
               21,100 *PS Financial, Inc.                        247,925
               44,760  Patriot Bank Corp.                        604,260
               28,600  Statewide Financial Corp.                 411,125
                                                              10,890,032

                       Consumer Products/Services (7.34%)

               52,400 *American Safety Razor                     733,600
               20,000 *Credit Management Solutions, Inc.         290,000
               36,600  First Brands Corporation                1,038,525
               19,900  Genesee Corporation Class B               840,775
               50,000 *Host Marriott Services                    456,250
              180,880 *Seven-Up/RC Bottling Company of
                       Southern California                     1,786,190
               79,000 *The Scotts Company                      1,570,125
                                                               6,715,465

                       Defense (1.10%)

               11,000  Lockheed Martin Corp.                   1,006,500
                                                               1,006,500

                            GREENSPRING FUND, INCORPORATED
                               PORTFOLIO OF INVESTMENTS
                                  DECEMBER 31, 1996


          COMMON STOCKS (CON'T)

              Shares                                             Value

                       Environmental Services (5.05%)

              121,100  Alliance Global Environmental Fund   $  1,513,750
              335,874 *ATC Group Services, Inc.                3,106,835
                                                               4,620,585

                       Healthcare Products/Services (.60%)

               62,500 *Mediq, Inc.                               398,437
               14,000 *Universal Hospital Systems                150,500
                                                                 548,937

                       Industrial Services (.40%)

               92,500  General Physics Corp.                     370,000
                                                                 370,000

                       Insurance (6.02%)

               75,000  PartnerRe Holdings, Ltd.                2,550,000
               51,208  Reliastar Financial Corp.               2,957,262
                                                               5,507,262

                       Manufacturing (15.09%)

               11,300  Charter Power Systems                     344,650
               41,000 *Electro Scientific Industries, Inc.     1,066,000
              383,100 *Griffon Corporation                     4,692,975
               37,200 *Middleby Corp.                            237,150
              421,000  UNR Industries, Inc.                    2,526,000
              110,000  U.S. Industries, Inc.                   3,781,250
                8,750  Woodward Governor Company               1,155,000
                                                              13,803,025

                           GREENSPRING FUND, INCORPORATED
                              PORTFOLIO OF INVESTMENTS
                                 DECEMBER 31, 1996


          COMMON STOCKS (CON'T)

                Shares                                           Value

                        Media (2.02%)

               100,000 *US West Media Group                 $  1,850,000
                                                               1,850,000

                        Natural Resources (3.46%)

               242,600 *Castle Energy Corp.                    2,607,950
                 8,300 *Norex Industries, Inc.                   290,500
                 4,865  Penn Virginia Corp.                      227,439
                 3,900  United States Lime & Minerals             34,125
                                                               3,160,014

                        Real Estate (7.69%)

               295,000  Mark Centers Trust                     2,986,875
               277,045  The Town and Country Trust             4,051,783
                                                               7,038,658

                        Companies in Liquidation (2.73%)

                 4,700 *Aerospace Creditors Liquidating Trust     17,038
                20,561 *Atlantic Realty Trust                    208,180
               481,000 *EQK Realty Investors 1                   661,375
               613,400 *Hi Shear Industries, Inc.              1,610,175
                                                               2,496,768

                        Total Common Stocks
                                (Cost $43,072,277)            58,007,246

                           GREENSPRING FUND, INCORPORATED
                              PORTFOLIO OF INVESTMENTS
                                 DECEMBER 31, 1996


          PREFERRED STOCKS (5.60%)

              Shares/
             Principal
              Amount                                             Value

                       Convertible Pfd. Stock (1.30%)

               54,500  Prime Retail, Inc.                   $  1,185,375

                       Total Convertible Pfd. Stock            1,185,375

                       Non-Convertible Pfd. Stocks (4.30%)

                1,000  Bank United Capital, 10.25%, Series A   1,005,000
               14,500  Illinois Power Company, Adj. Rate Pfd.,   659,750
                       Series A
               94,500 *River Bank America $3.75, Series A      2,268,000

                       Total Non-Convertible Pfd. Stocks       3,932,750

                       Total Preferred Stocks
                               (Cost $4,499,228)               5,118,125

          BONDS (23.37%)

                       Convertible Bonds (7.76%)

          $ 1,500,000  Alexander Haagen Properties, Inc.,
                       7.50%, 1/15/01                          1,406,250
            1,978,000  Audiovox Corp., 6.25%, 3/15/01          1,639,267
            2,000,000  Bell Sports Corp., 4.25%, 11/15/00      1,551,666
            1,176,000  Kelley Oil & Gas Partners, Ltd.,
                       8.50%, 4/1/00                           1,117,200
              685,000  Kelley Oil & Gas Partners, Ltd.,
                       7.875%, 12/15/99                          648,609
              500,000  Liberty Properties Limited Partnership,
                       8.00%, 7/1/01                             638,750
              101,000  Mediq, Inc., 7.25%, 6/1/06                 98,349

                       Total Convertible Bonds                 7,100,091

                           GREENSPRING FUND, INCORPORATED
                              PORTFOLIO OF INVESTMENTS
                                 DECEMBER 31, 1996


          BONDS (CON'T)

            Principal
             Amount                                                  Value


                       Non-Convertible Bonds (13.10%)

          $ 1,500,000  B.F. Saul Real Estate Investment Trust,
                       11.625%, 4/1/02                           $  1,608,750
              400,000  Ocwen Financial, 11.875%, 10/1/03              433,500
            3,000,000  Revlon Worldwide, 0.00%, 3/15/98             2,587,500
            1,904,000  Tyco Toys, Inc., 10.125%, 8/15/02            1,999,200
            1,840,000  UNC Inc., 9.125%, 7/15/03                    1,849,200
            1,000,000  U.S. Treasury, 7.125%, 9/30/99               1,028,125
            2,419,000  Zapata Corp., 10.25%, 3/15/97                2,481,744

                       Total Non-Convertible Bonds                 11,988,019

                       Bonds in Reorganization (2.51%)

            3,500,000 *Lomas Mortgage, 10.25%, 10/1/02              2,294,688

                       Total Bonds in Reorganization                2,294,688

                       Total Bonds (Cost $19,698,877)              21,382,798


          SHORT-TERM INVESTMENTS (5.87%)

            3,000,000  Commercial Paper (3.28%)

                       General Electric Corp.,
                       5.42%, 1/10/97                               3,000,000

                       Total Commercial Paper                       3,000,000

                           GREENSPRING FUND, INCORPORATED
                              PORTFOLIO OF INVESTMENTS
                                 DECEMBER 31, 1996


          SHORT-TERM INVESTMENTS (CON'T)

                                                                     Value

                       Other Short-Term Investments (2.59%)

                       Rodney Square Money Market                $  2,369,603

                       Total Other Short-Term Investments           2,369,603

                       Total Short-Term Investments
                               (Cost $5,369,603)                    5,369,603

                       Total Investments in Securities (98.24%)    89,877,772
                               (Cost $72,639,985)

                       Other Assets Less Liabilities (1.76%)        1,607,882

                       Total Net Assets (100%)                   $ 91,491,654



          *Non-income producing securities

                          GREENSPRING FUND, INCORPORATED
                        STATEMENT OF ASSETS AND LIABILITIES
                                 DECEMBER 31, 1996


          ASSETS
            Investments, at market value
             (Cost $72,639,985)                                 $  89,877,772
            Cash                                                    1,197,781
            Interest receivable                                       374,169
            Dividends receivable                                      266,919
            Receivable for securities sold                            248,392
            Receivable for Fund shares sold                           126,123
            Purchased interest                                         19,650
            Prepaid expense                                               634

                    Total Assets                                   92,111,440


          LIABILITIES
            Payable for securities purchased                          462,184
            Payable for Fund shares repurchased                        59,285
            Due to investment advisor                                  57,139
            Accrued expenses                                           41,178

                    Total Liabilities                                 619,786


          NET ASSETS
            Capital stock, $.01 par value; authorized
            30,000,000 shares; outstanding, 5,308,459           $  91,491,654


          NET ASSETS CONSIST OF:
            Capital stock at par value                          $      53,085
            Paid in capital                                        73,558,842
            Undistributed net investment income                       183,071
            Undistributed net realized gains                          458,869
            Net unrealized appreciation of investments             17,237,787

                    Net Assets                                  $  91,491,654


          NET ASSET VALUE PER SHARE                            $       17.24

      The accompanying notes are an integral part of these financial statements.

                           GREENSPRING FUND, INCORPORATED
                              STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1996


          INVESTMENT INCOME
            Interest                        $  2,181,637
            Dividend                           1,440,255
            Other income                          36,845

                    Total Income                                 $  3,658,737

            Expenses
             Investment advisory fees            581,258
             Administrative                       88,800
             Transfer agent fees                  39,444
             Registration fees                    28,470
             Custodian fees                       20,825
             Professional fees                    19,823
             Reports to shareholders               7,799
             Directors fees                        4,800
             Fidelity bond                         2,604
             Filing fees                           1,379

                    Total Expenses                                    795,202

                    Net Investment Income                           2,863,535


          REALIZED AND UNREALIZED GAIN ON INVESTMENTS

            Net realized gain on investments                        3,697,949

            Net change in unrealized appreciation of investments    9,422,762

                    Net Realized and Unrealized Gain
                         on Investments                            13,120,711


               NET INCREASE IN NET ASSETS RESULTING
                    FROM OPERATIONS                              $ 15,984,246


     The accompanying notes are an integral part of these financial statements.

                           GREENSPRING FUND, INCORPORATED
                        STATEMENTS OF CHANGES IN NET ASSETS
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

          INCREASE IN NET ASSETS

                                                               1996            1995

          OPERATIONS:
            Net investment income                         $  2,863,535    $  3,249,208
            Net realized gain/(loss) from investments        3,697,949    (    127,537)
            Net change in unrealized appreciation of
              investments                                    9,422,762       7,706,761

            Net increase in net assets resulting from
              operations                                    15,984,246      10,828,432

          DISTRIBUTIONS TO SHAREHOLDERS:
            Net investment income                         (  2,789,842)   (  3,139,831)
            Net realized gain on investments              (  2,752,675)   (    289,108)
            Distributions in excess of net realized gains        -        (    358,868)

            Net decrease in net assets from distributions
              to shareholders                             (  5,542,517)   (  3,787,807)

          CAPITAL STOCK TRANSACTIONS:
            Sale of 1,319,471 and 1,664,602 shares          21,518,835      24,026,990
            Distributions reinvested of 317,469 and
              232,278 shares                                 5,231,782       3,419,563
            Redemptions of 1,102,859 and 881,936
              shares                                      ( 17,539,787)   ( 12,970,297)

            Increase in net assets from capital stock
              stock transactions                             9,210,830      14,476,256

          TOTAL INCREASE IN NET ASSETS                      19,652,559      21,516,881

          NET ASSETS AT BEGINNING OF PERIOD                 71,839,095      50,322,214

          NET ASSETS AT END OF PERIOD                     $ 91,491,654      71,839,095

    The accompanying notes are an integral part of these financial statements.

                           GREENSPRING FUND, INCORPORATED
                            NOTES TO FINANCIAL STATEMENTS
                                  DECEMBER 31, 1996

          Note 1 - Significant Accounting Policies

          Greenspring Fund, Incorporated ("the Fund") is a diversified open-end management investment company registered under the Investment
          Company Act of 1940, as amended.

          The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

          Investment transactions and related investment income - Investment transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Dividends determined to be a return of capital are recorded as a reduction of the cost basis of the security. Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investments are reported on an identified cost basis.

          Valuation of investments - Securities listed on a national securities exchange or the NASDAQ National Market are valued at the last reported sale price on the exchange of major listing as of the close of the regular session of the New York Stock Exchange (currently 4:00 P.M. Eastern Standard Time).

          Securities which are traded principally in the over-the-counter market, listed securities for which no sale was reported on the day of valuation, listed securities for which the last reported sale price is not in the context of the highest closing bid price and the lowest closing offering price, and listed securities whose primary market is believed by the Advisor to be over-the-counter are valued at the mean of the closing bid and asked prices obtained from sources that the Advisor deems appropriate.

          Short-term investments are valued at amortized cost which approximates fair market value. The value of securities that mature, or have an announced call, within 60 days will be amortized on a straightline basis from the market value one day preceding the beginning of the amortization period.

          Securities for which market quotations are not readily available are valued at fair value as determined in good faith by the Advisor as directed by the Board of Directors.

                           GREENSPRING FUND, INCORPORATED
                     NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 DECEMBER 31, 1996

          Note 1 - Significant Accounting Policies (Con't)

          Income Taxes - It is the policy of the Fund to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, the Fund intends to distribute substantially all of its taxable income. Therefore, no federal income tax provision is required.

          Dividends and distributions to stockholders - The Fund records dividends and distributions to stockholders on the ex-dividend date.

          Redemption of capital stock - A stockholder may request redemption of some or all of his shares on any day that the New York Stock Exchange is open for business. The redemption price per share is the net asset value per share as of the close of business on the day that the redemption request is received by the Fund. Payment for shares will be made within seven days after receipt of the redemption request.

          Note 2 - Dividends and Distributions of 1996 Taxable Earnings

          It is the Fund's policy to declare dividends from net investment income and distributions from net realized gains as determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

          On July 18, 1996, the Board of Directors declared an income dividend and a short-term capital gains distribution of $.37 and $.002 per share, respectively, payable on July 19, 1996, to shareholders of record on July 17, 1996. Additionally, on December 19, 1996, the Board of Directors declared an income dividend, a short-term capital gains distribution and a long-term capital gains distribution of $.22, $.184 and $.369 per share, respectively, payable on December 20, 1996, to shareholders of record on December 18, 1996.

          These dividends are either distributed to shareholders or reinvested by the Fund in additional shares of common stock, which are issued to stockholders. For those reinvesting the dividend, the number of shares issued is based on the net asset value per share as of the close of business on the business day previous to the payment date.

                           GREENSPRING FUND, INCORPORATED
                     NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 DECEMBER 31, 1996

          Note 3 - Purchases and Sales of Investments

          For the year ended December 31, 1996, purchases and sales of investments, other than short-term investments, aggregated $48,051,412 and $43,563,110, respectively.

          For federal income tax purposes, the cost of investments owned at December 31, 1996 was $72,639,985. Net unrealized appreciation of such investments aggregated $17,237,787, which was composed of appreciation of $18,861,981 for those securities having an excess of value over cost, and depreciation of $1,624,194 for those securities having an excess of cost over value.

          Note 4 - Investment Advisory Agreement and Related Party Transactions

          The Fund's investment advisor, Key Equity Management Corporation ("Key Equity"), is a wholly-owned subsidiary of Corbyn Investment Management. Under an agreement between the Fund and Key Equity, the Fund pays Key Equity a monthly fee at an annual rate of .75% of the Fund's month-end net assets. The Fund's total expenses, excluding interest, taxes, brokerage commissions and extraordinary expenses, may not exceed 1.5% of average daily net assets (1% of average daily net assets in excess of $30,000,000). Investment advisory fees incurred for the year ended December 31, 1996 were $581,258. At December 31, 1996, investment advisory fees payable amounted to $57,139.

          Certain of the Fund's officers and directors are also officers and directors of Key Equity and Corbyn Investment Management. At December 31, 1996, investors for whom Corbyn Investment Management was investment advisor held 1,190,415 shares of the Fund's common stock.

                           GREENSPRING FUND, INCORPORATED
                                FINANCIAL HIGHLIGHTS
                   (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)

                                                         Year Ended December 31,
                                               1996      1995      1994      1993      1992

Net Asset Value, Beginning of Period         $ 15.05   $ 13.39   $ 13.96   $ 13.78   $ 12.91

Income From Investment Operations
     Net Investment Income                      0.60      0.70      0.51      0.40      0.51
     Net Realized and Unrealized
      Gain/Loss on Investments                  2.74      1.78   (  0.12)     1.59      1.59

Total From Investment Operations                3.34      2.48      0.39      1.99      2.10

Less Distributions
     Net Investment Income                   (  0.59)  (  0.68)  (  0.51)  (  0.40)  (  0.51)
     Net Realized Gain on Investments        (  0.56)  (  0.07)  (  0.45)  (  1.41)  (  0.72)
     Distributions in Excess of Net
      Realized Gains                         (   -  )  (  0.07)  (   -  )  (   -  )  (   -  )

Total Distributions                          (  1.15)  (  0.82)  (  0.96)  (  1.81)  (  1.23)

Net Asset Value, End of Period               $ 17.24   $ 15.05   $ 13.39   $ 13.96   $ 13.78

Total Return                                  22.65%    18.79%     2.83%    14.65%    16.52%


Ratios/Supplemental Data

Net Assets, End of Period (000's)            $ 91,492  $ 71,839  $ 50,322  $ 29,885  $ 20,004

Ratio of Expenses to Average Net Assets        1.04%     1.06%     1.27%     1.31%     1.48%

Ratio of Net Investment Income to
 Average Net Assets                            3.74%     4.97%     4.03%     2.78%     3.68%

Portfolio Turnover                            60.74%    65.19%    76.55%   121.79%   100.17%

Average Commission Paid Per Share            $ 0.0477     -         -         -         -




                           REPORT OF INDEPENDENT ACCOUNTANTS


           To the Shareholders and Board of
           Directors of Greenspring Fund, Incorporated


                    We have audited the accompanying statement of assets and liabilities of Greenspring Fund, Incorporated, including the schedule of portfolio of investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

                    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Greenspring Fund, Incorporated as of December 31, 1996, the results of its operations, the changes in its net assets and the financial highlights for the periods stated in the first paragraph, in conformity with generally accepted accounting principles.


                                               COOPERS & LYBRAND L.L.P.

           Baltimore, Maryland
           January 31, 1997

                           Greenspring Fund, Incorporated
                          2330 West Joppa Road, Suite 110
                               Lutherville, MD 21093
                                   (410) 823-5353
                                   (800) 366-3863

                                     DIRECTORS
                           Charles vK. Carlson, Chairman
                                William E. Carlson
                                   David T. Fu
                                Michael J. Fusting
                                Michael T. Godack
                               Richard Hynson, Jr.

                                     OFFICERS
                               Charles vK. Carlson
                      President and Chief Executive Office

                                Michael T. Godack
                        Sr. Vice President and Secretary

                                Michael J. Fusting
                       Vice President, Treasurer, and Chief
                                Financial Officer

                                INVESTMENT ADVISOR
                         Key Equity Management Corporation
                          2330 West Joppa Road, Suite 108
                            Lutherville, MD 21093-7207

                                  TRANSFER AGENT
                       Rodney Square Management Corporation
                       105 North Market Street, Third Floor
                               Wilmington, DE 19890
                                  (800) 576-7498

                                    CUSTODIAN
                             Wilmington Trust Company
                             1100 North Market Street
                               Wilmington, DE 19890

                             INDEPENDENT ACCOUNTANTS
                             Coopers & Lybrand L.L.P.
                             217 East Redwood Street
                             Baltimore, MD 21202-3316

                                  LEGAL COUNSEL
                        DeMartino Finkelstein Rosen & Virga
                               1818 N Street, N.W.
                            Washington, DC 20036-2492



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